UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

October 7, 2022

Commission File Number: 001-37968

YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272

4th Floor, Udyog Vihar, Phase-II Sector-20,

Gurugram-122008, Haryana, India

(+91 124) 4591700

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Agreement

On October 5, 2022, Yatra Online, Inc. (the “Company,” “we” or “our”) issued a promissory note for an aggregate principal amount of US$10,000,000 with a simple interest rate of 11% per annum (the “Note”). The Note was issued in a private offering to MAK Capital Fund, LP (“MAK”), an affiliate of our shareholder and Michael Kaufman, a member of our Board of Directors, pursuant to a Note Purchase Agreement (the “Purchase Agreement”).

The Purchase Agreement contains customary terms and covenants, including that upon certain events of default occurring and continuing MAK may (1) declare all or any portion of any amount owed or payable under the Note, plus all interest, if any, to be immediately due and payable, (2) convert the Note into either Ordinary Shares or Series A Convertible Preference Shares (each as defined below) or (3) exercise any other right or remedy granted in the Note or by law. Upon an event of default, the interest rate will increase by 3%.

Under the terms of the Purchase Agreement, the Company has agreed to indemnify MAK against certain liabilities and contribute to payments which MAK may be required to make in respect of any such liabilities.

The Note will mature on October 5, 2023, unless earlier repurchased or redeemed. Upon maturity and in certain default scenarios MAK, at its option, may convert the Note into ordinary shares, par value US$0.0001 (the “Ordinary Shares”), or series A convertible preference shares, par value US$0.0001 (the “Series A Convertible Preference Shares”), of the Company in lieu of a cash payment for any amount owed or payable under the Note (“Conversion”).

If and when issued following Conversion into Series A Convertible Preference Shares, the Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preference Shares of the Company (the “Certificate of Designation”) will govern the rights and obligations associated with the Series A Convertible Preference Shares. The Certificate of Designation specifies that the Series A Convertible Preference Shares have no voting rights; are entitled to dividends on an equal as-if-converted-to-Ordinary Shares basis; rank senior to the Ordinary Shares with respect to rights upon liquidation up to the stated value of the Series A Preference Shares, plus any dividends then accrued, or equally to holders of the Ordinary Shares on a pari passu basis if such an amount would be greater, and are convertible into Ordinary Shares on a 1 to 100 basis following the one-year anniversary of the issuance. If the Company is unable to obtain shareholder approval for the conversion of the Series A Convertible Preference Shares into Ordinary Shares, the Company has agreed to pay a non-cumulative cash dividend at a rate of 14% per annum on the outstanding stated value of the Series A Convertible Preference Shares, which shall be paid on an annual basis.

The Note is a general unsecured obligation of the Company.

On October 5, 2022, the Company and MAK entered into a Registration Rights Agreement (the “Registration Agreement”) pursuant to which MAK may demand registration of the Ordinary Shares issued to it following the conversion of the Note (the “Equity Securities”), as is described below. Under the Registration Agreement, MAK is entitled to make two demands for registration of the Equity Securities and is entitled to piggyback registration rights of the Equity Securities.

Pursuant to the Registration Agreement, the Company shall use its commercially reasonable efforts to register such Equity Securities and cause the registration statement for such Equity Securities to become and remain effective for the Effectiveness Period, as is defined in the Registration Agreement. Under the Registration Agreement, the Company has no obligation to pay any underwriters’ commissions and discounts. The Registration Agreement also provides for customary indemnification obligations of both the Company and MAK in connection with any registration statement.

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We intend to use the proceeds from the Note to fund growth in the corporate travel business. With the lifting of travel restrictions, we are seeing a strong rebound in our corporate travel business segment with a stronger pipeline of prospective customers than ever before. Corporate travel trends were reflected in record customer signings in the June quarter with 27 large to medium enterprise contracts signed during the quarter. We intend to use this capital to fund general working capital requirements, emanating from the strong growth we are experiencing in our corporate travel business.

The foregoing descriptions are only summaries and are qualified in their entirety by reference to the attached exhibits to this Form 6-K, which are incorporated herein by reference.

Yatra Online Limited’s Initial Public Offering

Yatra India filed a Draft Red Herring Prospectus (“DRHP”) on March 25, 2022, with the Securities and Exchange Board of India (‘SEBI’), which is the main stock market regulatory body in India, for a potential initial public offering and listing of its equity shares on the Indian stock exchanges. We are continuing to work with the regulator to obtain the necessary clearances for the offering. We believe a decision should be forthcoming shortly.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Note Purchase Agreement, dated October 5, 2022, by and among Yatra Online, Inc. and MAK Capital Fund, LP (including Form of 2023 Note as Exhibit A and the Form of Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preference Shares as Exhibit B)

99.2	Registration Rights Agreement dated October 5, 2022, by and among Yatra Online, Inc. and MAK Capital Fund, LP

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: October 7, 2022	By:

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